April 9, 2025
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attention: Rolf Sundwall
David Irving

Re:        Freedom Holding Corp.
Form 10-K for the Fiscal Year Ended March 31, 2024
File No. 001-33034

Dear Messrs. Sundwall and Irving:

Freedom Holding Corp. (the “Company”) submits this letter in response to the comment letter dated March 26, 2025 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended March 31, 2024 (the “2024 Form 10-K”).

For the Staff’s convenience, the Staff’s comments are set forth below in their entirety in bold and italics, followed by the corresponding responses from the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2024 Form 10-K.

United States Securities and Exchange Commission
April 9, 2025

Form 10-K for the Fiscal Year Ended March 31, 2024

Item 8. Financial Statements and Supplementary Data
Notes to Audited Consolidated Financial Statements March 31, 2024
Note 17 - Insurance Contract Assets and Liabilities from Insurance Activities, page 148

1.Please revise future filings to provide the detailed rollforward discloses as required by ASC 944-40-50-3.

Response: We acknowledge the Staff’s comment and advise the Staff that we will include in future filings starting with our Form 10-K for the year ended March 31, 2025 the detailed rollforward disclosure as required by ASC 944-40-50-3. Our proposed template disclosure to be included in the financial statements note on insurance contract assets and liabilities from insurance activities in future filings is set forth is provided below:

Reserves for claims and claims’ adjustment expenses represent the accumulation of estimates of unpaid claims, including estimates for claims incurred but not reported and loss adjustment expenses, less applicable discount. The table below represents the movement of those reserves, including both short-duration and long-duration contracts during the years ended March 31, 2025 and March 31, 2024:

Years ended March 31,	2025	2024

Reserves for claims and claims’ adjustment expenses, beginning of the year	$223,693	$133,145
Reinsurers’ share, beginning of the year	(4,032)	(1,390)
Reserves for claims and claims’ adjustment expenses, net of reinsurers’ share, beginning of the year	219,661	131,755
Claims and claims’ adjustment expenses incurred:
Current year	XXX	XXX
Prior years, excluding discount and amortization of deferred gain	XXX	XXX
Prior years, discount charge (benefit)	XXX	XXX
Prior years, amortization of deferred gain on retroactive reinsurance	XXX	XXX
Total claims and claims’ adjustment expenses incurred	XXX	XXX
Claims and claims’ adjustment expenses paid:
Current year	XXX	XXX
Prior years	XXX	XXX
Total claims and claims’ adjustment expenses paid	XXX	XXX
Other changes:
Foreign exchange effect	XXX	XXX
Losses and loss adjustment expenses recognized within gain on divestitures	XXX	XXX
Retroactive reinsurance adjustment (net of discount)	XXX	XXX
Dispositions	XXX	XXX
Reclassified to held for sale, net of reinsurance recoverables	XXX	XXX
Total other changes	XXX	XXX
Reserves for claims and claims’ adjustment expenses, end of the year	XXX	223,693
Reinsurers’ share, end of the year	XXX	(4,032)
Reserves for claims and claims’ adjustment expenses, net of reinsurers’ share, end of the year	$ XXX	$219,661

United States Securities and Exchange Commission
April 9, 2025

2. You report insurance underwriting income of $264.2 million, insurance claims incurred, net of reinsurance of $139.6 million, and a change in insurance reserves of $98.8 million in your financial statements for the year ended March 31, 2024. In your Form 10-Q for the nine month period ended December 31, 2024, you report insurance underwriting income of $467.2 million, insurance claims incurred, net of reinsurance of $218.5 million, and a change in insurance reserves of $164.4 million. Please tell us the amounts related to your long duration insurance contracts compared to your short duration insurance contracts. Tell us your consideration of expanding disclosure related to the lines of insurance you offer and providing disclosure related to the claims development of your short duration insurance products. Refer to ASC 944-40- 50-4A through 4I:

Response: We acknowledge the Staff’s comment and advise the Staff as follows:.

Long-Duration vs. Short-Duration Insurance Contracts
The table below provides the composition of the Company’s short and long-duration contracts within the our insurance portfolio contracts (all indicated in USD millions):

Year ended March 31, 2024	Long-Duration	Short-Duration	Total

Insurance underwriting income	$86.7	$177.5	$264.2
Insurance claims incurred, net of reinsurance	$93.3	$46.3	$139.6
Change in insurance reserves	$60.6	$38.2	$98.8

Nine months period ended December 31, 2024	Long-Duration	Short-Duration	Total

Insurance underwriting income	$143.6	$323.6	$467.2
Insurance claims incurred, net of reinsurance	$154.3	$64.2	$218.5
Change in insurance reserves	$121.1	$43.3	$164.4

Reserves for claims and claims’ adjustment expenses, net of reinsurance	Long-Duration	Short-Duration	Total

March 31, 2024	$165.4	$54.2	$219.6
December 31, 2024	$250.4	$71.0	$321.4

Lines of Insurance Offered
We offer insurance products that can be broadly categorized as:
i.Long-duration products (e.g., life and annuity insurance)
ii.Short-duration products (e.g., various general insurance products in property (including auto), accident, casualty and civil liability)

We respectfully advise the Staff that ASC 944-40-50-4G specifically notes that disclosures are not required for claims development related to insignificant categories of insurance liabilities emphasizing that judgment is required to assess what is considered insignificant in the context of the consolidated financial statements. As the insurance reserve for claims and our insurance claims incurred, net of reinsurance related to short duration products represent 1% of our total consolidated liabilities and less than 4% of our consolidated total expenses for the year ended March 31, 2024 (1% and 5% for the nine months ended December 31, 2024), we previously concluded that providing the additional detailed claims disclosures required by ASC 944-40-50-4A through 4I would not significantly enhance the mix of information disclosed in our consolidated financial statements.

Nevertheless, in future filings starting with our Form 10-K for the year ended March 31, 2025, we will expand the disclosure complying with the relevant requirements of ASC 944-40-50-4A through 4I for our short-duration insurance products.

United States Securities and Exchange Commission
April 9, 2025

Form 10-K for the Fiscal Year Ended March 31, 2024
Note 30 - Segment Reporting, page 166

3. Please revise future filings to disclose your entity-wide information concerning revenues and long-lived assets by geographic area. Refer to ASC 280-10-50-41.

Response: We acknowledge the Staff’s comment and advise the Staff that we will include in future filings information concerning our revenues and long-lived assets for each country of our domicile in which we do business in accordance with ASC 280-10-50-41, starting with our Form 10-K for the year ended March 31, 2025. In determining whether to present geographic information by individual foreign country in our segment disclosures, we considered the materiality of the revenues attributable to each country of domicile in which we do business compared to the consolidated financial statements of the Company. We will continue to monitor revenues in all countries and will separately disclose in future Annual Reports on Form 10-K revenues attributable to any individual foreign country for which revenues exceed 10% of the Company’s consolidated revenues or that is otherwise deemed to be material. The disclosure with appropriate footnotes will be presented in Segment Reporting note to our financial statements. Our proposed template disclosure is provided below:

(a) The following table presents the Company’s segment reporting by business segments, including revenues attributed to countries based on subsidiaries’ location, in accordance with ASC 280-10-50-41a.

Year ended March 31, 2025
	Brokerage	Banking	Insurance	Other	Total
Kazakhstan	$XXX	$XXX	$XXX	$XXX	$XXX
Cyprus	$XXX	$XXX	$XXX	$XXX	$XXX
US	$XXX	$XXX	$XXX	$XXX	$XXX
Armenia	$XXX	$XXX	$XXX	$XXX	$XXX
Other	$XXX	$XXX	$XXX	$XXX	$XXX
TOTAL REVENUE, NET	$XXX	$XXX	$XXX	$XXX	$XXX

	Year ended March 31, 2024
	Brokerage	Banking	Insurance	Other	Total
Kazakhstan	$445,848	$614,660	$340,998	$61,017	$1,462,523
Cyprus	115,136	—	—	1,009	116,145
US	11,372	—	—	260	11,632
Armenia	43,106	—	—	—	43,106
Other	1,489	—	—	185	1,674
TOTAL REVENUE, NET	$616,951	$614,660	$340,998	$62,471	$1,635,080

	Year ended March 31, 2023
	Brokerage	Banking	Insurance	Other	Total
Kazakhstan	$138,749	$245,105	$170,723	$8,666	$563,243
Cyprus	238,155	—	—	(21,815)	216,340
US	4,846	—	—	8,237	13,083
Armenia	17	—	—	—	17
Other	2,809	—	—	201	3,010
TOTAL REVENUE, NET	$384,576	$245,105	$170,723	$(4,711)	$795,693

United States Securities and Exchange Commission
April 9, 2025

(b) The following table presents the Company’s geographic breakdown of long-lived assets, in accordance with ASC 280-10-50-41b.

March 31, 2025
Long-lived assets	Brokerage	Banking	Insurance	Other	Total
Fixed assets, net	$XXX	$XXX	$XXX	$XXX	$XXX
Intangible assets, net	$XXX	$XXX	$XXX	$XXX	$XXX
Right-of-use assets	$XXX	$XXX	$XXX	$XXX	$XXX
TOTAL LONG-LIVED ASSETS	$XXX	$XXX	$XXX	$XXX	$XXX

Kazakhstan	$XXX	$XXX	$XXX	$XXX	$XXX
Cyprus	$XXX	$XXX	$XXX	$XXX	$XXX
USA	$XXX	$XXX	$XXX	$XXX	$XXX
Armenia	$XXX	$XXX	$XXX	$XXX	$XXX
Other	$XXX	$XXX	$XXX	$XXX	$XXX
TOTAL LONG-LIVED ASSETS	$XXX	$XXX	$XXX	$XXX	$XXX

March 31, 2024
Long-lived assets	Brokerage	Banking	Insurance	Other	Total
Fixed assets, net	$XXX	$XXX	$XXX	$XXX	$XXX
Intangible assets, net	$XXX	$XXX	$XXX	$XXX	$XXX
Right-of-use assets	$XXX	$XXX	$XXX	$XXX	$XXX
	$XXX	$XXX	$XXX	$XXX	$XXX

Kazakhstan	$XXX	$XXX	$XXX	$XXX	$XXX
Cyprus	$XXX	$XXX	$XXX	$XXX	$XXX
USA	$XXX	$XXX	$XXX	$XXX	$XXX
Armenia	$XXX	$XXX	$XXX	$XXX	$XXX
Other	$XXX	$XXX	$XXX	$XXX	$XXX
TOTAL LONG-LIVED ASSETS	$XXX	$XXX	$XXX	$XXX	$XXX

United States Securities and Exchange Commission
April 9, 2025

* * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me by e-mail at evgeny.ler@ffin.kz.

Sincerely,
FREEDOM HOLDING CORP.

By:	/s/ Evgeniy Ler
Evgeniy Ler
Chief Financial Officer